Heat Pumps for New England
Regulation Crowdfunding Form C
Offering Statement

Capital Good Fund - DoubleGreen Loan 1

Target Offering Amount: $100,000

Maximum Offering Amount: $500,000

Interest Rate per Year: 6.5%

Maturity Date: 01/28/2030

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures   2

Updates   3

About this Form C   4

Attestations   5

Business   7

The Offering   11

Directors, Officers, and Employees   12

Terms of the Offering   15

Financial Condition   18

Regulatory Information   19

Risk Factors   20

Appendix 1. Important Information About The Crowdfunding Process   23

Appendix 2 – Loan Amortization   27

Appendix 3 – Financial Statements   29

Appendix 4 – Material Information   30

Disclosures

– A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

– In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

– The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

– These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

– This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found on the Climatize Platform (https://apps.apple.com/us/app/climatize/id1625951422, https://play.google.com/store/apps/details?id=com.climatize.earth&hl=en_US&gl=US and https://web.climatize.earth/).

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About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://apps.apple.com/us/app/climatize/id1625951422, https://play.google.com/store/apps/details?id=com.climatize.earth&hl=en_US&gl=US and https://web.climatize.earth/).

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

Requirements for Filing Form C

The Capital Good Fund, Inc., Doing Business as Capital Good Fund ("Capital Good Fund"), a 501(c)(3) non-profit organized on 2/10/2009, (the "Company") with its principal place of business at 333 Smith Street Providence, RI 02908 and its website address http://www.capitalgoodfund.org has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

IN WITNESS WHEREOF, the Parties hereto have executed this Form C as of the Effective Date.

Representation Attestation

The content of the Form C is based entirely upon Capital Good Fund's representations.

Capital Good Fund, hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

This attestation is made with the understanding that it may be relied upon by Climatize Earth Securities LLC for legal and official purposes.

Capital Good Fund understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal

consequences. This Agreement will be construed and interpreted by the laws of the State of California.

Date: 11 / 25 / 2024

Andrew Posner
Chief Executive Officer & Founder
Capital Good Fund

Intentional misstatements or omissions of facts constitute
federal criminal violations. See 18 U.S.C. 1001.

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Business

Description of Business

This investment is in The Capital Good Fund, Inc., a 501(c)(3) non-profit organized on 2/10/2009, with its principal place of business at 333 Smith Street Providence, RI 02908 and its website address http://www.capitalgoodfund.org

About Capital Good Fund

Capital Good Fund is a nonprofit organization and U.S. Treasury-certified Community Development Financial Institution committed to helping individuals and families achieve financial stability and build pathways out of poverty. By providing a unique combination of financing solutions and personalized Financial Coaching, Capital Good Fund empowers underserved communities across Rhode Island, Florida, Massachusetts, Delaware, Illinois, Texas, Colorado, Connecticut, New Jersey, Georgia, and Pennsylvania.

With a mission to address the systemic causes of poverty and advance a green economy through inclusive financial services, Capital Good Fund recognizes that poverty is not solely a financial issue but a product of interconnected barriers. Through a holistic approach to financial empowerment, the organization seeks to meet clients' diverse needs, foster true social mobility, and work toward reducing wealth and opportunity gaps. By addressing these challenges comprehensively, Capital Good Fund aims to create lasting positive change for individuals and the community as a whole.

About the Offering

Capital Good Fund is actively seeking to raise capital to scale its Double Green Loan program, which provides interest-free financing for energy-efficiency upgrades. This expansion is aimed at addressing the growing demand for such financial services in Rhode Island and Massachusetts, especially within low- and moderate-income (LMI) communities.

Through this program, Capital Good Fund enables energy-burdened households to implement essential upgrades, including heat pumps, insulation, ductwork, HVAC systems, and programmable thermostats, all without application, closing, prepayment, or late fees. The utility companies in these states sponsor and fund the program, covering an interest-rate buydown that allows Capital Good Fund to offer affordable financing options, even to households traditionally underserved by mainstream lenders.

The funds raised will be used directly to meet the demand for DoubleGreen, which has seen substantial growth. Since its inception in 2011, the DoubleGreen program has originated over 1,341 loans, totaling $18.64 million, with a repayment rate of 99.51%.

This impressive track record demonstrates both the effectiveness of the program and the reliability of borrowers when provided with accessible financial support. With the availability of interest-free loans, combined with increased rebates and advancements in energy-efficient technology, there is a high demand for these upgrades, particularly in LMI households affected by rising energy costs and extreme weather events.

In 2023 alone, Capital Good Fund provided nearly $4.4 million in Heat Pumps for New England Loans, and by August 2024, it had already exceeded this amount, reaching $4.45

million in new loans. This rate of demand signals the strong need for continued capital to maintain and grow the program's reach.



Graph 1. Dollars Originated per Year as of September 5, 2024.

To sustain this momentum, Capital Good Fund aims to increase its monthly origination of DoubleGreen Loans to $750,000 or more in Rhode Island and Massachusetts. The program aligns with Capital Good Fund's broader mission of addressing poverty and promoting environmental sustainability through inclusive financial services.

In addition to generating significant social and environmental impact, the DoubleGreen Loan program represents a crucial source of earned income for Capital Good Fund. In 2023, it covered 40.5% of the organization's expenses, with two-thirds of this revenue stemming from the utility-sponsored interest-rate buydown associated with DoubleGreen Loans. Scaling the program will bring Capital Good Fund closer to its goal of achieving 80% operational self-sufficiency by 2026.

Beyond Rhode Island and Massachusetts, Capital Good Fund plans to explore the expansion of its DoubleGreen Loan program into additional markets such as Georgia, where there is potential to pair the energy-efficiency financing with solar lease programs. This approach would involve partnerships with state energy offices to finance portions of projects not fully covered by available state and federal incentives or rebates. Capital Good Fund aims to finalize these partnerships and confirm program development timelines by Q3 and Q4 of 2025.

Capital Good Fund's approach with DoubleGreen Loan is grounded in sustainable growth and a commitment to delivering measurable social, economic, and environmental benefits.

By investing in this program via Heat Pumps for New England, funders will support a proven model for improving financial inclusion and environmental impact, with the dual benefit of addressing the urgent need for affordable energy solutions in economically disadvantaged communities and advancing the Fund's vision of a sustainable, equitable future for all.

Testimonials

Anonymous (January 2024)

We are a low to mid-income household and have an oil heating system with a 20-year-old central AC system. Our heating bills in the winter are over $600 a month, many times approaching $1000 during the dead of winter.

In the summer, our AC runs up the electric bill by about $200-$300 a month, depending on the temperature. We also use about $100 worth of oil to generate hot water during the summer months.

Aside from the environmental impact of oil heating, it is costing us a tremendous amount of money to run each month. Needless to say, we wanted to replace our system with a high-efficiency heat pump-based option; the energy/fuel savings alone would pretty much cover the monthly loan payments!

After finding a reputable contractor, the last step before having the work performed was getting funding. The Mass Save website makes it seem like there should be no issues getting a HEAT loan, but we found it extremely challenging.

Almost none of the traditional lenders wanted to touch us with a 9-foot pole because my wife's credit score is not that great. I tried submitting a loan application with only my name, but I did not meet the debt-to-income qualifications without my wife's salary. Out of the 7 places I applied to, only two would even have a conversation with me about how we could make this work.

In the end, we went with Capital Good Fund because their process was quicker. I have nothing but good things to say about both companies, and recommend you check them both out if you are in a similar situation.

Thank you Capital Good Fund!

Claudia Hoyos / DoubleGreen / Cumberland, RI

In the winter of 2020, Claudia Hoyos, 56, of Cumberland, RI had it with fixing her ancient oil boiler, which was spewing black smoke and was so loud it sounded like a plane getting ready to land.

After an encounter with a rude bank official who told her she couldn't be approved because of her low credit score, she was able to get a no-interest 7-year DoubleGreen loan from Capital Good Fund worth more than $10,000.

"They work with you. They give you options and they speed it up," she recalls. Now she is enjoying her new gas system that is quiet, efficient and doesn't smell. "Even the quality of the air I'm breathing is different," she says.

She wishes more people knew about Capital Good Fund.

Bob and Lisa Houde / Double Green / Providence, RI

The heat and hot water system in the North Providence RI home Bob and Lisa Houde moved into six months ago was in very bad shape when they called Capital Good Fund for an $8,000 DoubleGreen loan.

"The inspector said the water heater was ready to burst and the furnace was releasing carbon dioxide into the house," Bob says. "We need to crank up the heat to get it going. You take one shower and it's cold."

The 0% Doublegreen loan they got with Capital Good Fund was very different from a loan they took out with a predatory lender years ago that charged them 120% interest. "We wouldn't have been able to do this project without Capital Good Fund. It's going to save us so much money," he noted. "They were efficient and friendly. I plan to take a more than ten-minute shower when the project is done."

Doreen LoPardo / DoubleGreen / Woburn, MA

With temperatures rising, Doreen LoPardo, 62, of Woburn, MA just couldn't face another summer of using window unit air conditioners to cool down the home she has lived in for more than 30 years and shares with her 11-year-old granddaughter and her granddaughter's mother.

"I said that's it, I will find a way to get central air," she recalls. Since she lost her job due to COVID in October of 2020, she had trouble getting a loan. She turned to Capital Good Fund, which granted her a DoubleGreen zero-interest loan of more than $9,000 that she has seven years to pay off. "Capital Good Fund helped my finances and lowered my stress level big time," she says. "They make it easy for people who have situations in their lives – It's just wonderful." Her new ductless cooling system is in place and she is ready to enjoy summer.

The Offering

Purpose of the Offering

The purpose of Capital Good Fund's offering is to raise capital to expand its DoubleGreen Loan program, providing interest-free financing for energy-efficiency upgrades to low- and moderate-income households in underserved communities, thereby supporting financial inclusion and environmental sustainability.

Use of the Proceeds

The Company is seeking to raise $100,000 ("Target Offering Amount") to $500,000 ("Maximum Offering Amount").

The Company plans to use the proceeds in the following manner, summarized in Table 1 and described in detail below (using as an example the Maximum Offering Amount).

PROJECT COSTS & FEES		
Credit Facility ($)	500,000.00	
Other ($)	0.00	
Fees ($)		Rate
Climatize Success ($)	20,000.00	5.00% - capped at $20,000
Annual Servicing ($)	1,250.00	0.25%
Annual Digital Trans Agent ($)	400.00	
Closing Costs (Estimated)		
Escrow Agent ($)	575.00	
Background Check ($)	300.00	3x Background Checks Requested

Table 1. Use of Proceeds.

Use of Net Proceeds: Projects

The purpose of Capital Good Fund's offering is to raise capital to expand its DoubleGreen Loan program, providing interest-free financing for energy-efficiency upgrades to low- and moderate-income households in underserved communities, thereby supporting financial inclusion and environmental sustainability.

Use of Net Proceeds: Legal & Accounting

Any legal, accounting, and insurance costs are covered by the Capital Good Fund.

Financing

500 bps of Funds Raised, with a cap of $20,000, payable in full on the Funding Date with an annual servicing fee of 25 bps of the Funds Raised, for the Term of the Loan.

Directors, Officers, and Employees

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Managers

Andrew Posner

Principal Occupation:

>	Chief Executive Officer & Founder | Capital Good Fund

>	Dates of Service: May 2008 - Present · 16 yrs 7 mos

Andy Posner founded Capital Good Fund in February of 2009 while getting his Master of Arts in Environmental Studies at Brown University, where he was studying financing mechanisms for clean energy.

After reading Banker to the Poor by Dr. Muhammad Yunus, the 'Father of Microfinance' and 2006 Nobel Peace Prize winner, he quickly realized that equitable financial services could unlock the potential of the poor just as they could do the same for clean energy technologies. At the same time, as the financial crisis of 2008 began to unravel the economy and devastate low-income communities, Andy decided to take action. He created Capital Good Fund with an eye toward using financial services to tackle endemic poverty, first in Rhode Island, and then nationwide.

Andy is a firm adherent of Dr Yunus' dream to put poverty into museums; or, as Andy likes to put it, to put poverty out of business. Andy's work has been featured in Providence Business News, the Providence Journal, the Providence Phoenix, the Federal Reserve Bank of Boston's quarterly publication, the Rhode Island Small Business Journal, CNN, and other print, radio, and television media. He is also proud to be the Treasurer of the National Board of Directors of the Credit Builders Alliance, an organization of which Capital Good Fund is a member, as well as a member of the Board of the Community Reinvestment Fund, one of the largest nonprofit lenders in America.

Andy has published his ideas in the Huffington Post, the Stanford Social Innovation Review, and nearly a dozen poetry journals, to name a few examples. He was also selected as a 2011 Hitachi Yoshiyama Young Entrepreneur a 2013 American Express Emerging Innovator (one of 45 globally), and a 2015 Rhode Island Foundation Nonprofit CEO Fellow.

When not at work, Andy likes to blog, write poetry, ride his bicycle, and spend time with his beautiful wife Bianca, his son Richard, and his Beagle, Chance. Last but not least, he is proud to have been nominated for the 2019 Puschcart Poetry Prize for his piece The Machinery of the State.

Jim Mazjanis

Principal Occupation:

>	Chief Financial Officer | Capital Good Fund

>	Dates of Service: May 2008 - Present · 16 yrs 7 mos

Jim is excited to work at the Capital Good Fund because it is a unique organization, with talented, caring people, working hard to meaningfully impact the lives of others. He is a strong believer that small advances add up quickly and make for big positive changes.

Before coming to the Capital Good Fund, Jim worked with several local not-for-profit organizations. At Neighborhood Health Plan of Rhode Island, his role as Director of Analysis helped the organization make better data-driven decisions. At Johnson & Wales University Jim served as Director of Financial Operations, reshaping the finance department with a focus on continuous process improvement. He holds a bachelor's degree in Chemistry and an MBA from the University of Connecticut.

Jim has been calling Rhode Island home for over 20 years. He has been active in the community as a Little League Treasurer and Baseball and Soccer Coach. In his free time, Jim enjoys travel, sailing, scuba diving, and swimming, and has completed the annual Save the Bay race from Newport to Jamestown on several occasions.

Aisha Bussey

Principal Occupation:

Chief Business Officer | Capital Good Fund

Dates of Service: Aug 2021 - Present · 3 yrs 4 mos

Vice President, Marketing and Business Development | Capital Good Fund

Dates of Service: Dec 2020 - Aug 2021 · 9 mos

Director of Marketing | Capital Good Fund

Dates of Service: May 2019 - Dec 2020 · 1 yrs 8 mos

Aisha is an Atlanta, Georgia resident. Most recently, Aisha spent 3 years in western NY and 7 years in Houston, Texas as a marketing leader and consultant for various companies, including The Home Depot and Francesca's. She graduated from Georgia State University, with a B.A. in Public Relations and Journalism. Although Aisha is a seasoned corporate marketing professional, she is excited to invest her skills with Capital Good Fund to help further reach underserved communities. Aisha believes that knowledge is power and that if more people had access to better information and opportunities, lives and entire communities could be dramatically and significantly changed.

Aisha is active in her local church and enjoys engaging with the young people in the Children's Ministry. She is a charter member and previous co-president of the Rochester, NY Chapter of Mocha Moms, Inc. (a national 501(c)(3) organization for mothers of color who are committed to serving each other, their children and their communities) and is a member of the Greater North Atlanta Chapter of Jack & Jill of America, Inc. (a national African American organization designed to bring together children in social and cultural environments). If you're ever looking for Aisha outside of work, you can find her at the gym, singing and dancing with her daughters and dogs, or trying out a new eatery with her husband.

Current Employees

Capital Good Fund has 52 1099 and W2 employees.

Terms of the Offering

Summary

You are purchasing a Promissory Note. Set forth below is a summary of the terms under which Capital Good Fund intends to offer (the "Offering") the Promissory Notes.

Security

- Unsecured 5-year term loan ("Loan").
- The Minimum Investment is $10 with Incremental Principal Amounts of $1.
- Target Offering Amount of $100,000.
- Maximum Offering Amount $500,000.
- 6.5% Annual Interest Rate (accrued daily).
- Offering Period: 11/25/2024 to 2/23/2025 ("Funding Date") (90 days).
- Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends the date that is 5 years from the Issuance Date (the "Maturity Date").

Minimum Investment

The minimum investment for this Offering shall be $10 and additional amounts may be invested in increments of $1 thereafter.

Transaction Structure

Capital Good Fund DoubleGreen Loan 1 is an unsecured 5yr term loan ("Loan") and is summarized as follows:

1. Capital Good Fund is a lender participating in the HEAT Loan program in Rhode Island and Massachusetts.

   a. Through this program, Capital Good Fund offers loans through a utility-sponsored and funded initiative that offers an interest rate buydown to participating lenders, such as the Capital Good Fund, so that they can offer homeowners interest-free financing from pre-approved measures.

   b. To facilitate interest-free financing, the utility provides an up-front interest buydown to Capital Good Fund with the applicable homeowners making principal-only payments. There are no applications, closing, prepayment or late penalties, or fees.

   c. Over the past thirteen (13) years, Capital Good Fund has originated 1,341 loans through this program totaling $18.64M that have a 99.51% repayment rate. More specifically, in 2023, Capital Good Fund originated just under $4.4M in loans. In the first eight (8) months of 2024, Capital Good Fund originated $4.45M in loans.

2. Investors are providing the Capital Good Fund DoubleGreen Loan 1 to Capital Good Fund to support Capital Good Fund's continued lending through the applicable HEAT Loan program.

3. After the Funding Date, Borrower will make quarterly interest-only payments with the final installment equal to the outstanding principal amount of the Loan together with all accrued and unpaid interest, due on the Maturity Date.

Rank and Limitation on Liens

First priority security interest in the following:

1. Lien on the Custody Account.

Payment Waterfall

The Custody Account ("Custody Account") is a service designed to securely hold and manage various assets on behalf of Lender, Borrower, and Climatize. Distributions from the Custody Account will occur quarterly in the following order of priority ("Payment Waterfall").

1. Reimburse Climatize for any unpaid Loan expenses;

2. Pay accrued and unpaid interest due to Lender on the Loan;

3. Pay the Principal due under the Loan;

Optional Prepayment

Prepayment is expected. The Borrower shall have the right, at its option, to repay the securities at any time prior to the Maturity Date.

Sale of the Company

Payment on Change of Control. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Borrower.

"Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Borrower; (ii) a change in more than fifty percent (50%) of the effective voting power of the Borrower; or (iii) any merger or reorganization of the Borrower, except a merger in which those in control of the Borrower retain more than fifty percent (50%) of the combined voting power of the resulting entity.

Description of Securities

The securities evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Noteholders only receive the regularly scheduled principal and interest payments and do not receive any other payments as a result of the Issuer's growth or income.

However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore the securities would get paid prior to any payments related to an equity interest, but the holders may not be repaid in full depending on how much cash the Borrower has.

Limitations on Voting Rights

The holders are not entitled to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the debt holders would have certain voting rights as creditors.

Modification and Termination

The terms of the security cannot be modified solely by the Company once the securities are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has Closed (Close Date), the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are issued to:

- The issuer
- An accredited investor[1]
- As part of an offering registered with the U.S Securities and Exchange Commission
- To a member of the family of the purchaser or the equivalent[2], to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any transfer or sale of the securities must receive prior written consent from the issuer to ensure accurate records of ownership among other material items.

Valuation Methodology

The securities are Promissory Notes and are, therefore, valued based on their respective original principal amounts. The Company believes that the annual interest rate applicable to the securities is reflective of general market terms for similar securities.

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[1]The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[2]The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. CAPITAL GOOD FUND UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

Financial statements provided in Appendix 3 are prepared by U.S. generally accepted accounting principles. The Financial Statements have been audited by a public auditor that is independent of the Company.

Financial Milestones & Anticipated Revenues

1. Borrower is a lender participating in the HEAT Loan program in Rhode Island and Massachusetts.

    a. Through this program, Borrower offers loans through a utility-sponsored and funded initiative that offers an interest rate buydown to participating lenders, such as the Capital Good Fund, so that they can offer homeowners interest-free financing from pre-approved measures.

    b. To facilitate interest-free financing, the utility provides an up-front interest buydown to Borrower with the applicable homeowners making principal-only payments. There are no applications, closing, prepayment or late penalties or fees.

Financial Projections

Capital Good Fund anticipates significant growth in its DoubleGreen Loan program over the coming years, driven by increasing demand for energy-efficient upgrades in Rhode Island and Massachusetts. In 2023, the organization originated $4.4 million in DoubleGreen Loans, and by the first eight months of 2024, loan originations had already surpassed that figure, reaching $4.45 million. With adequate capital, Capital Good Fund projects a monthly origination capacity of $750,000 or more in its current markets.

The DoubleGreen Loan program represents the organization's largest source of earned income, contributing two-thirds of its earned revenue in 2023. As a result, Capital Good Fund has steadily increased its operational self-sufficiency, with 40.5% of expenses covered by earned income in 2023. The organization has set a target of achieving 80% operational self-sufficiency by 2026, largely driven by scaling the DoubleGreen Loan product.

Future projections include expansion into new markets such as Georgia, where the DoubleGreen Loan could be paired with solar leases and integrated with state energy office initiatives. Capital Good Fund expects these new market opportunities to further increase

its origination volumes, enhance its revenue streams, and create more pathways out of poverty while advancing the green economy.

Liquidity and Capital Resources

Capital Good Fund's liquidity strategy is centered on maintaining sufficient capital to meet the growing demand for its DoubleGreen Loan program. With rising interest in energy-efficient home upgrades, the organization is seeking to raise $10 million in new capital to support operations in Rhode Island and Massachusetts through 2025. This capital may be structured as on-balance sheet loans or as purchases of loans originated by Capital Good Fund, with an ideal tenor of five years.

The organization is actively pursuing funding from mission-aligned capital providers, including banks, credit unions, family and community foundations, and faith-based investors. To attract such investment, loans to the DoubleGreen Loan program qualify for Community Reinvestment Act credit, may be structured as Program Related Investments (PRIs) for foundations, and are eligible for Greenhouse Gas Reduction Fund capital.

Capital Good Fund's repayment rate of 99.51% on DoubleGreen Loans underscores its financial stability and prudent lending practices. This performance enhances the organization's ability to secure additional funding. Additionally, the interest-rate buydown component provided by utilities serves as a critical source of liquidity, enabling the organization to sustainably offer interest-free loans to low- and moderate-income households.

By securing the targeted $10 million in capital, Capital Good Fund aims to scale its DoubleGreen Loan product, improve its liquidity position, and expand into new markets, all while progressing toward its goal of operational self-sufficiency and fulfilling its mission to address poverty and advance the green economy.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investments. Investors must keep their information up to date with the Company during the life of the investment to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded concerning the company or its officers or directors.

Annual Reports

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://capitalgoodfund.org/.

The issuer must continue to comply with the ongoing reporting requirements until:

1. The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The issuer has failed, since its most recent sale of securities under this part, at least one annual report under this section and has fewer than 300 holders of record;
3. The issuer has failed, since its most recent sale of securities under this part, the annual reports required under this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchaCapital Good Fund all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidated or dissolved its business by state law.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Securities Risk

Limited Upside Potential

With fixed-income Promissory Notes, there is a promise by the Issuer to pay you interest and your principal investment back in the future (under the applicable terms and conditions of such security). The amounts payable on the Promissory Notes are fixed amounts. Unlike an equity investment, a debt investor cannot participate in the upside potential that an equity investor does if the Issuer is very successful.

Credit Risk

There is no guarantee that the Issuer will be able to make the fixed amounts payable to an investor or for that matter pay other liabilities. If the Issuer should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Issuer may not be able to satisfy its payment obligations under the investment, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Valuation Risk

There is currently no exact comparable and a very limited market of offerings to reference in determining the "market" interest rate on debt instruments similar to the Securities. Accordingly, the Company reviewed baseline interest rates for solar project term loans and U.S. Treasuries. The Issuer set the interest rate largely based on what the expected revenue generation from the Project could support. Unlike listed 20 dc-1132710 companies whose equity and debt securities are valued publicly through market-driven trading, the valuation of such similar securities of companies similar to the Issuer is difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or down. If interest rates go up in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Securities, if an investor desires to sell their

Securities to someone else, a third party, such third party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Securities, at the option of the Issuer, can be repaid at any time with no penalty for prepayment. The Issuer is obligated to give investors their remaining principal investment back plus any interest that is accrued up to the call date. However, when you go to reinvest your money, current interest rates may be lower, and if so, your new investment would carry a lower interest rate.

Limited Opportunity to Cure

Investors will not receive any notice of default, material changes, or other problems with the Issuer, construction, or operation of the projects. There are no provisions for investors to collectively agree to new terms concerning the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

Restrictions on Transfer

There is no public market and the investor may be unable to sell the Securities. The Issuer's offer and sale of the Securities will not be registered under the Securities Act or under any state Securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state Securities laws or an exemption is available. As a precondition to the effectiveness of any such transfer, the Issuer may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Issuer incurs in connection with the transfer.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they will not lose their entire investment. As a result, each prospective investor should carefully read this Form C. Each prospective investor should consult with their attorneys, accountants, and business advisors prior to investing.

Illiquidity

Pursuant to state and federal Securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade Securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Issuer may disclose only limited information about the Issuer, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Issuer is also only obligated to file information annually regarding its business, including financial statements and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events, continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Issuer. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment. Each prospective investor should consult with and rely solely upon the advice of their tax advisers.

Appendix 1. Important Information About The Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Climatize Earth Securities LLC, a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding offering of securities. Securities will be delivered through electronic transmission.

Remuneration for Climatize

Remuneration for Climatize is only paid if this raise is successful in meeting its Target Amount. Climatize will be paid a flat 5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company, with a cap of $20,000. Climatize will also be paid an annual 0.25% year servicing fee on the amount raised.

Investing Process

To invest in an offering, Investors must have an Account with Climatize. Climatize collects To invest in an offering, Investors must have an Account with Climatize. Climatize collects certain personal information to run a Know-Your-Customer (KYC) and Anti-Money Laundering (AML) check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors who are non-US residents may not be able to participate in the Offering due to local Securities laws. Please see more information available in the Climatize Educational Materials (https://www.climatize.earth/educational-materials/).

After you select to invest in the Climatize Platform, if you do not already have an Account set up, you will be asked to provide certain information to enable Climatize to set up your Account. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

Progress during an Offering

Climatize will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Climatize. Investors can ask questions to the issuer during the offering period on the "Discussion" Channel tab on the Issuer's Offering Page. You must be signed in to your Climatize Account to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment until 48 hours before the deadline identified in these offering materials. The intermediary will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

You cancel your investment commitment directly on the Climatize Platform.

1. Go to the Home Page on the Climatize Platform
2. Find the project in the "My Projects" list. Tap it
3. You will now see the issuer's Offering Page, your total investment in the project, and an option to cancel your investment in the project
4. After canceling your investment Climatize will trigger a refund of your money to your funding account (visible under your Profile Settings)

If you need any assistance at any point, please reach out to the Climatize team at support@climatize.earth.

Early Close

Climatize, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48-hour period.

Material Changes

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his

or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for a period of one year beginning when the Securities were issued, unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one-year period, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken

with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Company to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Company.

Appendix 2 – Loan Amortization

- 6.5% fixed-interest, 5-year term unsecured loan.
- Quarterly interest-only payments with a balloon payment at the end of year 5.
- No pre-payment penalty.

	Payment Number	Payment Date	Beginning Balance	Scheduled Payment	Principal	Interest	Cumulative Interest
1	1	5/24/2025	$500,000.00	$8,125.00	$0.00	$8,125.00	$8,125.00
	2	8/22/2025	$500,000.00	$8,125.00	$0.00	$8,125.00	$16,250.00
	3	11/20/2025	$500,000.00	$8,125.00	$0.00	$8,125.00	$24,375.00
	4	2/18/2026	$500,000.00	$8,125.00	$0.00	$8,125.00	$32,500.00
2	5	5/19/2026	$500,000.00	$8,125.00	$0.00	$8,125.00	$40,625.00
	6	8/17/2026	$500,000.00	$8,125.00	$0.00	$8,125.00	$48,750.00
	7	11/15/2026	$500,000.00	$8,125.00	$0.00	$8,125.00	$56,875.00
	8	2/13/2027	$500,000.00	$8,125.00	$0.00	$8,125.00	$65,000.00
3	9	5/14/2027	$500,000.00	$8,125.00	$0.00	$8,125.00	$73,125.00
	10	8/12/2027	$500,000.00	$8,125.00	$0.00	$8,125.00	$81,250.00
	11	11/10/2027	$500,000.00	$8,125.00	$0.00	$8,125.00	$89,375.00
	12	2/8/2028	$500,000.00	$8,125.00	$0.00	$8,125.00	$97,500.00
4	13	5/8/2028	$500,000.00	$8,125.00	$0.00	$8,125.00	$105,625.00
	14	8/6/2028	$500,000.00	$8,125.00	$0.00	$8,125.00	$113,750.00
	15	11/4/2028	$500,000.00	$8,125.00	$0.00	$8,125.00	$121,875.00
	16	2/2/2029	$500,000.00	$8,125.00	$0.00	$8,125.00	$130,000.00
5	17	5/3/2029	$500,000.00	$8,125.00	$0.00	$8,125.00	$138,125.00
	18	8/1/2029	$500,000.00	$8,125.00	$0.00	$8,125.00	$146,250.00
	19	10/30/2029	$500,000.00	$8,125.00	$0.00	$8,125.00	$154,375.00
	20	1/28/2030	$500,000.00	$508,125.00	$500,000.00	$8,125.00	$162,500.00

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Doc ID: d1e9a86e29910b691abd70f36a1dac6c2f4628d3

Appendix 3 – Financial Statements

29



CAPITAL Good Fund

To Whom It May Concern:

2023 was another amazing year: we set records for loan volume, loans outstanding, earned income, and total assets; expanded into our eleventh state, Pennsylvania; maintained phenomenal portfolio performance; and continued to use financial services to create pathways out of poverty and advance a green economy.

I'm pleased to share our 2023 audit. Once again we received a "clean" (unmodified) audit, which demonstrates our financial health, strength, and integrity. I wish to share a couple of highlights:

- Loan volume grew from $8.5 million originated in 2022 to $12.4 million in 2023, an increase of 46%
- Total assets grew by 33%, from $17.25 million to $23.02 million
- Total income increased by 13%, from $5.72 million to $6.75 million
- Total expenses increased by 18%, from $5.48 million to $6.47 million, reflecting ongoing investments in personnel, technology, and other infrastructure
- Net income held steady at $277,833, compared to $244,487 in 2022
- Net assets without Equity Equivalent Investments ("EQ2") grew 14%, from $1.90 million to $2.18 million
- Net assets with EQ2 grew 10%, from $4.41 million to $4.88 million[1]
    - We ended 2022 with a net asset ratio, with EQ2, of 21%
- Earned income grew 47%, from $1.21 million to $1.78 million
    - Earned income went from covering 22.11% of expenses in 2022 to 27.5%
    - Crucially, on a cash-flow basis, earned income covered 40.5% of operating costs[2]
- Total loan portfolio outstanding grew 71%, from $12.48 million to $21.38 million
- Write-offs remain low. While Note 4 (page 13 of the audit) lists $771,018 in "write-offs against loan receivable," only $304,963 of that represents traditional charge-offs. The remaining $466,043 comes from loan forgiveness on two products: Impact and Crisis Relief Loans. Both of these products feature grant-funded loan loss reserves that we have raised in order to get capital into the hands of families impacted by the pandemic, and, now inflation, while protecting our portfolio and their credit. While we don't disclose this to customers, if an Impact or Crisis Relief Loan borrower is at the point where we would normally charge them off, we instead use the grant funds to forgive the loan. This approach protects both our loan portfolio and the borrower's credit.

We are so proud of what we continue to accomplish, and the best is yet to come. As of this writing, in May 2024, we have just been awarded a $156 million grant from the Environmental Protection Agency under the Solar for All program. We will use this unprecedented funding to serve nearly 20,000 low-income households in Georgia with solar and battery-storage installations over the next five years.

Please do not hesitate to reach out with any questions or comments. We pride ourselves on our transparency: all our financials can be downloaded at https://capitalgoodfund.org/en/aboutus/financials.

Sincerely,

Andy Posner
Founder & CEO

[1] An EQ2 is a special form of debt that must have six characteristics, including having no right of acceleration, an indeterminate maturity date, and being fully subordinated. If a liability meets these criteria, it can be treated like equity on the nonprofit's balance sheet. We therefore calculate two net assets: with EQ2 (adding EQ2 to our net assets) and without EQ2 (treating EQ2 as a traditional liability). As of FY 2023, we had $2,706,112 in EQ2 investments from creditors such as Discover Bank, Citizens Bank, and First Bank Chicago

[2] For our DoubleGreen Energy-Efficiency Loan in Rhode Island and Massachusetts, the utilities "buy down" the interest rate to 0%, and pay us the interest up front. In 2023, we received $1,521,217 in buydown interest from the utilities, but were only able to "book" (recognize) $692,206 of that as income. The remaining $829,011, while not recognized on our Profit & Loss statement (it is instead booked a deferred revenue), is unrestricted earned income that we can use upon receipt. Hence we note that we have a 27.5% self-sufficiency ratio on a P & L basis and 40.5% on a cash-flow basis

Doc ID: d1e9a86e29910b691abd70f36a1dac6c2f4628d3

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
FOR THE YEAR ENDED DECEMBER 31, 2023

Table of Contents

	Page
Independent Auditor's Report	1 - 2
Financial Statements	
Statement of Financial Position	3
Statement of Activities and Changes in Net Assets	4
Statement of Functional Expenses	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 17

Citrin Cooperman & Company, LLP
Certified Public Accountants

30 Braintree Hill Office Park, Suite 300
Braintree, MA 02184
T 781.356.2000 **F** 781.356.5450
citrincooperman.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Capital Good Fund
Providence, Rhode Island

Opinion

We have audited the accompanying financial statements of The Capital Good Fund (a nonprofit organization), which comprise the statement of financial position as of December 31, 2023, and the related statements of activities and changes in net assets, functional expenses, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Capital Good Fund as of December 31, 2023, and the change in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities of the Audit of the Financial Statements section of our report. We are required to be independent of The Capital Good Fund and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Consolidated Financial Statements of The Capital Good Fund, Subsidiaries, and Affiliate

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of The Capital Good Fund, Subsidiaries, and Affiliate, which comprise the consolidated statement of position as of December 31, 2023, and the related consolidated statements of activities and changes in net assets (deficit), functional expenses, and cash flows for the year then ended (none of which is presented herein), and we expressed an unmodified opinion on those financial statements in our report there on dated April 30, 2024. Such consolidated financial statements are the general-purpose financial statements of The Capital Good Fund, Subsidiaries, and Affiliate, and the financial statements of The Capital Good Fund presented herein are not a valid substitute for those consolidated financial statements.

Adoption of New Accounting Pronouncement

As discussed in Note 2 to the financial statements, The Capital Good Fund adopted Accounting Standards Codification Topic 326, Credit Losses, as of January 1, 2023. Our opinion is not modified with respect to these

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.



Responsibilities of Management for the Financial Statements (Continued)

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Capital Good Fund's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Capital Good Fund's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Capital Good Fund's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Citrin Cooperman & Company, LLP

Braintree, Massachusetts
May 9, 2024

2

Doc ID: d1e9a86e29910b691abd70f36a1dac6c2f4628d3

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2023

ASSETS

Current assets:		
Cash and cash equivalents	$	1,135,619
Accounts receivable		515,031
Contributions and grants receivable		23,910
Current portion of loans receivable, net of loan loss reserve of $773,896		3,763,100
Interest receivable		43,203
Prepaid expenses and other current assets		39,778
Total current assets		5,520,641
Property and equipment, net		652,332
Loans receivable, net of current portion		16,848,391
TOTAL ASSETS	$	23,021,364

LIABILITIES AND NET ASSETS

Current liabilities:		
Loans payable, current portion	$	1,505,973
Accrued expenses		187,647
Interest payable		212,940
Deferred revenue		2,983,695
Total current liabilities		4,890,255
Long-term liabilities:		
Loans payable, net of current portion		15,951,011
Total liabilities		20,841,266
Net assets:		
Without donor restrictions		1,206,097
With donor restrictions		974,001
Total net assets		2,180,098
TOTAL LIABILITIES AND NET ASSETS	$	23,021,364

See accompanying notes to financial statements.

3

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2023

	Without Donor Restrictions	With Donor Restrictions	Total
Revenues and other support:			
Contributions and grants	$ 3,734,330	$ 1,237,500	$ 4,971,830
Interest income	1,293,237	-	1,293,237
Shared services	263,354	-	263,354
Program revenue	221,602	-	221,602
Net assets released from donor restrictions	711,156	(711,156)	-
Total revenue and other support	6,223,679	526,344	6,750,023
Expenses:			
Program	5,493,421	-	5,493,421
Management and general	640,892	-	640,892
Development	337,877	-	337,877
Total expenses	6,472,190	-	6,472,190
Changes in net assets	(248,511)	526,344	277,833
Net assets - beginning	1,454,608	447,657	1,902,265
NET ASSETS - ENDING	$ 1,206,097	$ 974,001	$ 2,180,098

See accompanying notes to financial statements.

4

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
STATEMENT OF FUNCTIONAL EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2023

	Program	Management and General	Development	Total Expenses
Employee compensation and related	$ 2,562,175	$ 316,318	$ 284,686	$ 3,163,179
Loan servicing	944,866	-	-	944,866
Loan loss reserve	910,007	-	-	910,007
Interest	495,835	-	-	495,835
Software and technology	225,293	27,814	25,033	278,140
Advertising	64,014	118,298	5,039	187,351
Office	73,609	9,088	8,178	90,875
Professional fees	31,189	51,060	3,311	85,560
Depreciation	63,285	7,813	7,032	78,130
Professional development	6,976	69,950	-	76,926
Insurance	40,145	4,956	4,461	49,562
Other	34,261	18,036	-	52,297
Credit reports	39,052	-	-	39,052
Travel and meals	1,477	17,406	-	18,883
Repairs and maintenance	1,237	153	137	1,527
TOTAL EXPENSES	$ 5,493,421	$ 640,892	$ 337,877	$ 6,472,190

See accompanying notes to financial statements.

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Operating activities:		
Changes in net assets	$	277,833
Adjustments to reconcile changes in net assets to		
net cash provided by operating activities:		
Depreciation		78,130
Loan loss reserve		910,007
Changes in operating assets and liabilities:		
Accounts receivable		(377,277)
Contributions and grants receivable		130,514
Interest receivable		(1,583)
Prepaid expenses and other current assets		(15,115)
Accounts payable		(10,284)
Accrued expenses		47,087
Interest payable		68,701
Deferred revenue		1,112,965
Net cash provided by operating activities		2,220,978
Investing activities:		
Loans disbursed		(11,783,516)
Repayment of loans receivable		867,835
Acquisition of property and equipment		(208,410)
Net cash used in investing activities		(11,124,091)
Financing activities:		
Proceeds from long-term debt		7,605,572
Payments on long-term debt		(2,084,655)
Net cash provided by financing activities		5,520,917
Net decrease in cash and cash equivalents		(3,382,196)
Cash and cash equivalents - beginning		4,517,815
CASH AND CASH EQUIVALENTS - ENDING	$	1,135,619
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	427,134

See accompanying notes to financial statements.

6

NOTE 1. **ORGANIZATION**

The Capital Good Fund, ("Good Fund" or "Organization"), a nonprofit organization, is a U.S. Treasury certified community development foundation that targets root causes of poverty and environmental injustice through innovative micro-loans and personal financial coaching. Its mission is to create pathways out of poverty and advance a green economy through inclusive financial services.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The consolidated financial statements of The Capital Good Fund, Subsidiaries, and Affiliate serve as the general-purpose consolidated financial statements. The accompanying financial statements present the stand-alone financial position and results of The Capital Good Fund at the parent organization level only and are not a valid substitute for the aforementioned general-purpose consolidated financial statements.

The financial statements of Good Fund have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

Financial Statement Presentation

The Organization follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic *Presentation of Financial Statements of Not-for-Profit Entities*. Net assets, revenues, expenses, gains and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, net assets and changes therein are classified as follows:

Net assets without donor restrictions - Net assets that are not subject to donor-imposed restrictions and may be expended for any purpose in performing the primary objectives of the Organization. The board of directors may designate portions of these net assets as board designated for various purposes.

Net assets with donor restrictions - Net assets subject to stipulations imposed by donors and grantors. Some donor restrictions are temporary in nature; those restrictions will be met either by actions of the Organization and/or by the passage of time. Other donor restrictions are perpetual in nature, whereby the donor has stipulated the funds be maintained in perpetuity. As of December 31, 2023, the Organization did not maintain any net assets with donor restrictions that were perpetual in nature.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include cash on hand and highly liquid investments with an original maturity date of three months or less. The Organization maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Cash balances in excess of federally insured limits totaled $1,243,865 at December 31, 2023. The Organization has not experienced any losses in such accounts.

<u>Accounts Receivable</u>

Accounts receivable represents short-term loans with an original maturity date of one to three months from issuance. These loans are issued under Good Fund's Heat Loan program and are stated at the unpaid principal. Accounts receivable are carried at the original invoice amount less an estimate for doubtful accounts, and changes in the allowance are adjusted through bad debt expense on the statement of functional expenses. The Organization assesses collectibility by reviewing accounts receivable on a collective basis where similar risk characteristics exist. In determining the amount of the allowance for doubtful accounts, management considers historical collectibility and makes judgments about the creditworthiness of the pool of customers based on credit evaluations. Current market conditions and reasonable and supportable forecasts of future economic conditions adjust the historical losses to determine the appropriate allowance for doubtful accounts. Uncollectible accounts are written off when all collection efforts have been exhausted.

Under the prior accounting rules, the Organization evaluated the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Accounts receivable totaled $515,031 and $137,754 at December 31, 2023 and 2022, respectively. At December 31, 2023 and 2022, management believes accounts receivables are collectible in full and therefore no allowance has been recorded.

<u>Contributions and Grants Receivable</u>

Contributions and grants receivable are stated at the amount management expects to collect from outstanding balances. Contributions and grants receivable represent unconditional promises to give, which are classified as current if they are scheduled for payment within one year, and non-current when the expected payment date exceeds one year. Management reviews outstanding balances and provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. At December 31, 2023, management believes contributions and grant receivables are collectible in full and therefore no allowance has been recorded.

<u>Loans Receivable</u>

Good Fund offers the following loan programs:

- DoubleGreen loans ranging from $500 - $96,000, pay for measures that make applicants homes more energy-efficient and safe.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Loans Receivable (Continued)

- DoubleGreen Solar loans to go solar, cover energy-efficiency upgrades, home health and safety measures, roof repairs, along with other related projects.

- Immigration loans to assist in applying for citizenship, secure or renew applicants Green Card, petition family members to come to the United States, pay for an immigration detention bond, or take any number of other immigration steps.

- Impact loans ranging from $300 - $3,500, help families address their financial needs and can be used for a variety of purposes such as paying rent or security deposit, auto repairs, utilities, medical expenses and technology purchases.

Good Fund issues personal loans to qualified applicants based on an application process which includes assessment of the applicant's character and ability to repay. The loan amounts carry a fixed interest rate on the declining principal balance. Loans receivable are stated at the unpaid principal, net of a loan loss reserve.

Management assesses collectibility by reviewing loans receivable on a collective basis where similar risk characteristics exist. In determining the amount of the loan loss reserves, management considers historical collectibility and makes judgments about the creditworthiness of the pool of customers based on credit evaluations. Current market conditions and reasonable and supportable forecasts of future economic conditions adjust the historical losses to determine the appropriate allowance for doubtful accounts. Uncollectible accounts are written off when all collection efforts have been exhausted.

Loans receivable totaled $21,385,387 and $12,483,902 at December 31, 2023 and 2022, respectively. At December 31, 2023 and 2022, the loan loss reserve totaled $773,896 and $634,907, respectively.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation, or, if donated, at fair value on the date of the contribution. Property and equipment with a cost less than $500 or useful life of less than one year are expensed as incurred. Depreciation of property and equipment is computed on a straight-line basis over the estimated useful lives of the assets which are as follows:

	Years
Building	40
Software	3
Furniture and equipment	3 - 10

Expenditures for major renewals and improvements are capitalized while expenditures for maintenance are expensed as incurred.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Impairment of Long-Lived Assets

The Organization accounts for the valuation of long-lived assets in accordance with the FASB ASC Topic *Property, Plant and Equipment.* This Topic requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell. At December 31, 2023, management has determined that no long-lived assets are impaired.

Revenue Recognition

Program Revenue

The Organization follows ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606"). Under Topic 606, revenue is measured based on the consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Under Topic 606, the Organization recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The majority of the Organization's services represent a bundle of services that are not capable of being distinct and as such, are treated as a single performance obligation that is satisfied as the services are rendered. The Organization determines the transaction price based on contractually agreed upon rates, adjusted for any variable consideration, if any.

Program services are offered by the Organization throughout the course of the year. Revenues from these services are recognized over time as services are rendered. The viability of program service revenue is dependent on the strength of the economy and the Organization's ability to collect on its contracts.

Contributions and Grants

Contributions of cash and other assets are presented as restricted support if they are received with donor stipulations that limit the use of the donated assets. When a donor restriction expires, that is, when a stipulated time restriction ends or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the statement of activities as net assets released from donor restrictions. Contributions received with donor-imposed restrictions that are met in the same year as received are reported as revenues without donor restrictions. Contributions of assets other than cash are reported at their estimated fair value.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Contributions, including unconditional promises to give, are recognized as revenues in the period the promise is received. Conditional promises to give are not recognized until they become unconditional, that is, at the time when the conditions on which they depend are substantially met.

Contributions to be received after one year are discounted at an appropriate discount rate commensurate with the risk involved. Amortization of the discount is recorded as additional contribution revenue in accordance with donor-imposed restrictions, if any, on the contributions. An allowance for uncollectible contributions receivable is provided based upon management's judgment of potential defaults.

Interest Income

The Organization charges interest on loans receivable with fixed interest rates ranging from 0% to 16%. Interest is calculated and recognized on the declining principal balance of outstanding loans.

Deferred revenue consists of loan interest that has been paid in advance on energy efficiency loans. These loans have multi-year terms with the interest subsidized by the local utility company and paid in advance as the loans are closed. The Organization recognizes loan interest paid in advance over the term of the related loans.

Functional Expenses

The costs of providing various programs and other activities have been summarized on a functional basis in the accompanying financial statements. The statement of functional expenses presents the natural classification detail of expenses by function. Accordingly, certain costs have been allocated among the programs and supporting services benefited on a reasonable basis that is consistently applied. The expenses that are allocated include employee compensation and related, software and technology, advertising, professional fees, repairs and maintenance, office, professional development, and travel and meals, which are allocated on the basis of estimates of time and effort. Insurance and depreciation are allocated on a square footage basis.

Advertising

The Organization expenses advertising costs when incurred. Advertising expense was $187,351 for the year ended December 31, 2023.

Income Taxes

The Organization is exempt from federal and state income taxes under Section 501(c)(3) of the Internal Revenue Code ("IRC") and accordingly, no provision for income taxes has been recorded in the accompanying financial statements. The Organization is subject to federal and state income taxes on unrelated business income. The Organization files informational tax returns as required by the IRC.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Organization accounts for uncertain tax positions in accordance with FASB ASC Topic *Income Taxes*. This Topic prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The Topic also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2023, management believes that the Organization has no material uncertain tax positions.

Recently Adopted Accounting Pronouncements

In June 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments - Credit Losses* ("*Topic* 326") ("ASC 326"), along with subsequently issued related ASUs, requires financial assets (or groups of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected, among other provisions. ASC 326 eliminates the probable initial threshold for recognition of credit losses for financial assets recorded at amortized cost, which could result in earlier recognition of credit losses. It utilizes a lifetime expected credit loss measurement model for the recognition of credit losses at the time the financial asset is originated or acquired.

The Organization's financial instruments include accounts receivable, loans receivable and interest receivable. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The Organization adopted ASC 326 using the modified retrospective method at the beginning of the year or January 1, 2023, and it did not have a material impact on the financial statements.

Subsequent Events

The Organization has evaluated all events subsequent to the financial statement date of December 31, 2023, through the date of which the financial statements were available to be issued, May 9, 2024, and has determined that there are no subsequent events that require disclosure under FASB ASC Topic *Subsequent Events*, other than those disclosed in Note 10.

NOTE 3.   **AVAILABILITY AND LIQUIDITY**

The following represents Good Fund's financial assets as of December 31, 2023, that are available within one year:

Cash and cash equivalents	$ 1,135,619
Accounts receivable	515,031
Contributions and grants receivable	23,910
Interest receivable	43,203
Loans receivable, current portion, net	3,763,100
Total financial assets available	5,480,863
Less financial assets with donor restrictions	(974,001)
Financial assets available to meet cash needs for general expenditures within one year	$ 4,506,862

As part of its liquidity plan, management's goal is generally to maintain financial assets to meet three months of operating expenses.

NOTE 4.   **LOANS RECEIVABLE**

At December 31, 2023, loans receivable balances are comprised of the following:

DoubleGreen - Solar	$ 6,010,516
DoubleGreen	9,034,384
Immigration	2,681,467
Impact	2,759,020
Related party	900,000
Loans Receivable	$ 21,385,387

Loans receivable comprised the following as of December 31, 2023:

Loans receivable, beginning balance	$ 11,240,724
New loans	11,783,516
Principal payments	(867,835)
Write-offs against loan receivable	(771,018)
Principal outstanding	21,385,387
Less loan loss reserve	(773,896)
Principal outstanding, net	$ 20,611,491

The expected collection period for loans receivable at December 31, 2023, are as follows:

Less than one year	$ 4,536,996
One to twenty- five years	16,848,391
Loans receivable	$ 21,385,387

NOTE 4.   LOANS RECEIVABLE (CONTINUED)

An analysis of the reserve for loan losses is as follows:

Balance, beginning of year	$	634,907
Provision for losses		910,007
Write offs		(771,018)
Loan loss reserve	$	773,896

In the ordinary course of business, the Organization has and expects to continue to have transactions, including its subsidiaries and affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Organization. Loans to such borrowers are summarized as follows:

Balance, beginning of year	$	-
Additions		900,000
Loans receivable	$	900,000

At December 31, 2023, 239 loans with outstanding principal balances of $391,878 were greater than 90 days past due. The Organization has received grant funding for loan loss reserves for certain past due loans.

The following table provides information related to the loan portfolio by product as of December 31, 2023:

Loan Type	Total Loans Receivable	Loan Loss Reserve	Loans 90 Days Past Maturity and Accruing
Car	$ 178,990	$ 8,949	23,719
Other personal	1,849	294	-
DoubleGreen solar	6,010,516	106,035	-
DoubleGreen weatherization	9,034,384	180,688	52,266
Credit builder	8,193	492	1
Immigration	2,681,467	214,517	190,642
Crisis relief	39,721	16,782	23,240
Impact	1,250,616	200,380	158,000
Impact plus	340,452	40,854	42,901
Heal	35,032	4,905	-
Intercompany	900,000	-	-
EQ2	904,167	-	-
Total	$ 21,385,387	$ 773,896	$ 490,769

NOTE 4.   LOANS RECEIVABLE (CONTINUED)

The aging analysis of loans receivable was as follows:

December 31, 2023

	Current	31-60 Days Past Due	61-90 Days Past Due	Greater than 90 Days Past Due	Total Past Due
Loans receivable	$ 20,640,008	$ 181,562	$ 171,939	$ 391,878	$ 745,379

NOTE 5.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2023:

Land	$ 123,700
Building	367,633
Software	244,001
Furniture and equipment	99,989
	835,323
Less accumulated depreciation	(182,991)
Property and equipment, net	$ 652,332

NOTE 6.   LOANS PAYABLE

Good Fund solicits loans from individuals and organizations to support operations and programs offered by the Organization to the general public. The interest rates generally vary from 2% to 5%, and have varying maturity dates ranging from one to fifteen years. Loans payable at December 31, 2023 were $17,456,984 and interest payable was $212,940.

Maturities of notes payable as of December 31, 2023, are as follows:

Year	Amount
2024	$ 1,505,973
2025	1,544,160
2026	2,717,515
2027	2,435,695
2028	923,765
Thereafter	8,329,876
	$ 17,456,984

Included in loans payable are agreements with three related parties, which have representation on the Organization's board of directors, management or management's family, in the aggregate principal amount of $173,509. The terms of the notes, including interest rates, are comparable to those entered into with non-related parties (Note 9).

NOTE 6.   **LOANS PAYABLE (CONTINUED)**

At December 31, 2023, included in loans payable are Equity Equivalent Investments ("EQ2") in the amount of $2,706,112. EQ2 is a capital product for community development financial institutions ("CDFI"). The EQ2 is defined by the following six attributes:

1.   The equity equivalent is carried as an investment on the investor's balance sheet in accordance with U.S. GAAP.

2.   It is a general obligation of the CDFI that is not secured by any of the CDFI's assets.

3.   It is fully subordinated to the right of repayment of all of the CDFI's other creditors.

4.   It does not give the investor the right to accelerate repayment unless the CDFI ceases its normal operations (i.e. changes its line of business).

5.   It carries an interest rate that is not tied to any income received by the CDFI.

6.   It has a rolling term and therefore, an indeterminate maturity.

NOTE 7.   **NET ASSETS WITH DONOR RESTRICTIONS**

Net assets with donor restrictions that are temporary in nature consisted of the following as of December 31, 2023:

Solar loans	$ 466,668
Solar leasing	250,000
Location specific loans	232,333
Other	25,000
Total net assets with donor restrictions	$ 974,001

Net assets were released from donor restrictions by incurring expenses satisfying the restricted purpose or by occurrence of the passage of time or other events specified by the donors as follows for the year ended December 31, 2023:

Time	$ 140,000
Loan loss reserve	25,043
Financial coaching	136,000
Incentives	70,948
Solar loans	233,332
Other	105,833
Total net assets released from donor restrictions	$ 711,156

NOTE 8.   **PENSION PLAN**

The Organization maintains a retirement plan under Section 401(k) of the IRC for the benefit of eligible employees. Employees who are at least age 21 and have 3 months of service are eligible to participate in this plan. Good Fund matches 100% of employee contributions up to 3% which amounted to $44,739 for the year ended December 31, 2023.

NOTE 9.   **RELATED PARTY TRANSACTIONS**

Good Fund and Social Capital Fund ("SCF"), a non-profit entity, related through common board of director membership, share services as part of normal business operations. During the year ended December 31, 2023, SCF provided $944,866 of services to Good Fund, which are recorded as loan serving on the accompanying statement of functional expenses, and Good Fund provided services to SCF totaling $263,354, which are recorded as shared services revenue in the accompanying statement of activities and changes in net assets.

Good Fund and Green New Deal Fund LLC ("GNDF") and Georgia Bright Solar LLC ("GBS"), single member limited liability companies, of which Good Fund is the sole member. Good Fund shares services with GNDF and GBS as part of normal business operations. During the year ended December 31, 2023, Good Fund provided services to GNDF totaling $12,799, which is included as program revenue in the accompanying statement of activities and changes in net assets. During the year ended December 31, 2023, there were no shared services between Good Fund and GBS.

During 2023 SCF provided Good Fund grants in the amount of $1,300,000, which are included in contributions and grants in the accompanying statement of activities and changes in net assets.

In addition, the Organization has two outstanding loans receivable from Green New Deal Fund, LLC ("GNDF"), its wholly owned for-profit subsidiary, totaling $900,000 (Note 4) and loans payable to related individuals totaling $173,509 (Note 6).

NOTE 10.   **SUBSEQUENT EVENT**

In April 2024, the Organization received a $156,000,000 federal grant to fund solar-related projects for households in low income communities in the state of Georgia.



To Whom It May Concern:

2022 was an amazing year: we set records for loan volume, loans outstanding, earned income, and total assets; expanded into three new states (NJ, CT, and GA); maintained phenomenal portfolio performance; and continued to be a leader in the fight to use financial services to create pathways out of poverty and advance a green economy.

I'm pleased to share our 2022 audit. Once again, we received a "clean" (unmodified) audit, which demonstrates our financial health, strength, and integrity. I wish to share a couple of highlights:

- Loan volume grew from $5.36 million originated in 2021 to $8.7 million in 2022, an increase of 62%
- Total Assets grew by 33%, from $12.96 million to $17.25 million
- Total income decreased slightly, from $6,22 million to $5.72 million
- Total expenses were virtually unchanged: from $5.42 million in 2021 to $5.48 million in 2022
- Net assets without Equity Equivalent Investments ("EQ2") grew 15%, from $1.66 million to $1.90 million
- Net assets with EQ2 grew 23%, from $3.59 million to $4.41 million[1]
  - We ended 2022 with a net asset ratio, with EQ2, of 26%
- Earned income grew 28%, from $941,000 to $1.21 million
  - Earned income went from covering 17.37% of expenses in 2021 to 22.11% of expenses in 2022
  - Crucially, on a cash flow basis, earned income covered 31% of operating costs[2]
- Total loan portfolio outstanding grew 68%, from $7.44 million to $12.48 million
- Charge-offs were astonishingly low. While the Statement of Functional Expenses (page 5 of the audit) lists $562,089 in "bad debt," only $35,935 of that represents traditional charge-offs. $39,090 of that figure is an increase in our loan loss reserve due to growth of the portfolio, and $487,064 comes from loan forgiveness on two products: Impact and Crisis Relief Loans. Both products feature grant-funded loan loss reserves that we have raised in order to get capital into the hands of families impacted by the pandemic, and, now inflation, while protecting our portfolio and their credit. While we don't disclose this to customers, if an Impact or Crisis Relief Loan borrower is at the point where we would normally charge them off, we instead use the grant funds to forgive the loan. In other words, the "true charge-off rate–that is, the rate of dollars written off, outside of these two special, grant-supported loans, as a percentage of all non-Impact / Crisis Relief Loans outstanding as of year-end–was just 0.34%.

We are so proud of what we continue to accomplish year after year for the communities and families we serve. And while we say this every year, it is as true as ever: the best is undoubtedly yet to come. As of this writing, for instance, in April 2023, we have already originated over $5 million in loans–and we have some exciting plans that we look forward to sharing in the months and years ahead.

Please do not hesitate to reach out with any questions or comments. We pride ourselves on our transparency: all our financials can be downloaded at https://capitalgoodfund.org/en/aboutus/financials

Sincerely,

Andy Posner
Founder & CEO

---

[1] An EQ2 is a special form of debt that must have six characteristics, including having no right of acceleration, an indeterminate maturity date, and being fully subordinated. If a liability meets these criteria, it can be treated like equity on the nonprofit's balance sheet. We therefore calculate two net assets: with EQ2 (adding EQ2 to our net assets) and without EQ2 (treating EQ2 as a traditional liability). As of FY 2022, we had $2,506,112 in EQ2 investments from three creditors: Discover Bank, Citizens Bank, and First Bank Chicago

[2] For our DoubleGreen Energy-Efficiency Loan in Rhode Island and Massachusetts, the utilities "buy down" the interest rate to 0% and pay us the interest up front. IN 2022, we received $897,000 in buydown interest from the utilities, but were only able to "book" (recognize) $126,000 of that as income. The remaining $768,000, while not recognized on our Profit & Loss statement, is unrestricted earned income that we earn over time but can use upon receipt. Hence, we note that we have a 22% self-sufficiency ratio on a P & L basis and 31% on a cash flow basis

Doc ID: d1e9a86e29910b691abd70f36a1dac6c2f4628d3

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
FOR THE YEAR ENDED DECEMBER 31, 2022

Table of Contents

	Page
Independent Auditor's Report	1 - 2
Financial Statements	
Statement of Financial Position	3
Statement of Activities and Changes in Net Assets	4
Statement of Functional Expenses	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 16

Citrin Cooperman & Company, LLP
Certified Public Accountants

30 Braintree Hill Office Park, Suite 300
Braintree, MA 02184
T 781.356.2000 **F** 781.356.5450
citrincooperman.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Capital Good Fund
Providence, Rhode Island

Opinion

We have audited the accompanying financial statements of The Capital Good Fund (a nonprofit organization), which comprise the statement of financial position as of December 31, 2022, and the related statements of activities and changes in net assets, functional expenses, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Capital Good Fund as of December 31, 2022, and the change in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities of the Audit of the Financial Statements section of our report. We are required to be independent of The Capital Good Fund and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Consolidated Financial Statements of The Capital Good Fund and Affiliate

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of The Capital Good Fund and Affiliate, which comprise the consolidated statement of position as of December 31, 2022, and the related consolidated statements of activities and changes and net assets (deficit), functional expenses and cash flows for the year then ended (none of which is presented herein), and we expressed an unmodified opinion on those financial statements in our report there on dated April 13, 2023. Such consolidated financial statements are the general-purpose financial statements of The Capital Good Fund and Affiliate, and the financial statements of The Capital Good Fund presented herein are not a valid substitute for those consolidated financial statements.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Capital Good Fund's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

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Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Capital Good Fund's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Capital Good Fund's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



CERTIFIED PUBLIC ACCOUNTANTS

Braintree, Massachusetts
April 13, 2023

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2022

ASSETS

Current assets:		
Cash and cash equivalents	$	4,517,815
Accounts receivable		137,754
Contributions and grants receivable		154,424
Current portion of loans receivable, net of allowance		2,613,464
Interest receivable		41,620
Prepaid expenses and other current assets		24,663
Total current assets		7,489,740
Property and equipment, net		522,052
Loans receivable, net of current portion		9,235,531
TOTAL ASSETS	$	17,247,323

LIABILITIES AND NET ASSETS

Current liabilities:		
Loans payable, current portion	$	3,193,988
Accounts payable		1,253,462
Accrued expenses		140,560
Interest payable		144,239
Deferred revenue		1,870,730
Total current liabilities		6,602,979
Long-term liabilities:		
Loans payable, net of current portion		8,742,079
Total liabilities		15,345,058
Net assets:		
Without donor restrictions		1,454,608
With donor restrictions		447,657
Total net assets		1,902,265
TOTAL LIABILITIES AND NET ASSETS	$	17,247,323

See accompanying notes to financial statements.

3

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2022

	Without Donor Restrictions	With Donor Restrictions	Total
Revenues and other support:			
Contributions and grants	$ 3,227,079	$ 1,285,000	$ 4,512,079
Interest income	856,149	-	856,149
Shared services	268,400	-	268,400
Program revenue	86,861	-	86,861
Net assets released from donor restrictions	2,000,377	(2,000,377)	-
Total revenue and other support	6,438,866	(715,377)	5,723,489
Expenses:			
Program	4,463,176	-	4,463,176
Management and general	681,459	-	681,459
Development	334,367	-	334,367
Total expenses	5,479,002	-	5,479,002
Changes in net assets	959,864	(715,377)	244,487
Net assets - beginning	494,744	1,163,034	1,657,778
NET ASSETS - ENDING	$ 1,454,608	$ 447,657	$ 1,902,265

See accompanying notes to financial statements.

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
STATEMENT OF FUNCTIONAL EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2022

	Program	Management and General	Development	Total Expenses
Employee compensation and related	$ 2,382,221	$ 294,102	$ 264,691	$ 2,941,014
Bad debt	562,089	-	-	562,089
Loan servicing	560,200	-	-	560,200
Software and technology	311,282	38,430	34,586	384,298
Interest	268,809	-	-	268,809
Advertising	130,874	79,935	12,661	223,470
Professional fees	43,002	81,600	4,444	129,046
Other	13,878	82,868	260	97,006
Depreciation	64,931	8,016	7,215	80,162
Office	62,388	7,702	6,932	77,022
Professional development	6,538	65,863	-	72,401
Insurance	25,265	3,119	2,807	31,191
Credit reports	23,923	-	-	23,923
Travel and meals	833	18,966	-	19,799
Repairs and maintenance	6,943	858	771	8,572
TOTAL EXPENSES	$ 4,463,176	$ 681,459	$ 334,367	$ 5,479,002

See accompanying notes to financial statements.

5

THE CAPITAL GOOD FUND
(PARENT COMPANY ONLY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Operating activities:	
Changes in net assets	$ 244,487
Adjustments to reconcile changes in net assets to net cash used in operating activities:	
Depreciation	80,162
Loss on disposal of property	82,582
Bad debt	562,089
Changes in operating assets and liabilities:	
Accounts receivable	58,352
Contributions and grants receivable	(142,928)
Loans receivable, net of allowance	(5,566,800)
Interest receivable	(24,493)
Prepaid expenses and other current assets	32,576
Accounts payable	1,135,528
Accrued expenses	3,093
Interest payable	41,570
Deferred revenue	781,828
Net cash used in operating activities	(2,711,954)
Investing activities:	
Acquisition of property and equipment	(127,460)
Net cash used in investing activities	(127,460)
Financing activities:	
Proceeds from long-term debt	4,355,000
Payments on long-term debt	(2,273,103)
Net cash provided by financing activities	2,081,897
Net decrease in cash and cash equivalents	(757,517)
Cash and cash equivalents - beginning	5,275,332
CASH AND CASH EQUIVALENTS - ENDING	$ 4,517,815
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 227,239

See accompanying notes to financial statements.

NOTE 1.   **ORGANIZATION**

The Capital Good Fund, ("Good Fund" or "Organization"), a nonprofit organization, is a U.S. Treasury certified community development foundation that targets root causes of poverty and environmental injustice through innovative micro-loans and personal financial coaching. Its mission is to create pathways out of poverty and advance a green economy through inclusive financial services.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The consolidated financial statements of The Capital Good Fund and Affiliate serve as the general-purpose consolidated financial statements. The accompanying financial statements present the stand-alone financial position and results of The Capital Good Fund at the parent organization level only and are not a valid substitute for the aforementioned general-purpose consolidated financial statements.

The financial statements of Good Fund have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

Financial Statement Presentation

The Organization follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic *Presentation of Financial Statements of Not-for-Profit Entities*. Net assets, revenues, expenses, gains and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, net assets and changes therein are classified as follows:

Net assets without donor restrictions - Net assets that are not subject to donor-imposed restrictions and may be expended for any purpose in performing the primary objectives of the Organization. The board of directors may designate portions of these net assets as board designated for various purposes.

Net assets with donor restrictions - Net assets subject to stipulations imposed by donors and grantors. Some donor restrictions are temporary in nature; those restrictions will be met either by actions of the Organization and/or by the passage of time. Other donor restrictions are perpetual in nature, whereby the donor has stipulated the funds be maintained in perpetuity. As of December 31, 2022, the Organization did not maintain any net assets with donor restrictions that were perpetual in nature.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with an original maturity date of three months or less. The Organization maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Cash balances in excess of federally insured limits totaled $4,103,532 at December 31, 2022. The Organization has not experienced any losses in such accounts.

Accounts Receivable

Accounts receivable represents short-term loans with an original maturity date of one to three months from issuance. These loans are issued under Good Fund's Heat Loan program and are stated at the unpaid principal. Management reviews outstanding balances and provides for uncollectible amounts through a loan loss reserve. At December 31, 2022, management has determined all amounts are collectible in full and therefore no loan loss reserve has been recorded.

Contributions and Grants Receivable

Contributions and grants receivable are stated at the amount management expects to collect from outstanding balances. Contributions and grants receivable represent unconditional promises to give, which are classified as current if they are scheduled for payment within one year, and non-current when the expected payment date exceeds one year. Management reviews outstanding balances and provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. At December 31, 2022, management believes contributions and grant receivables are collectible in full and therefore no allowance has been recorded.

Loans Receivable

Good Fund offers the following loan programs:

- DoubleGreen loans ranging from $500 - $25,000 pays for measures that make applicants homes more energy-efficient and safe.

- DoubleGreen Solar loans to go solar, cover energy-efficiency upgrades, home health and safety measures, roof repairs, along with other related projects.

- Immigration loans to assist in applying for citizenship, secure or renew applicants Green Card, petition family members to come to the United States, pay for an immigration detention bond, or take any number of other immigration steps.

- Impact loans ranging from $300 - $1,500 to help families address their financial needs and can be used for a variety of purposes such as paying rent or security deposit, auto repairs, utilities, medical expenses and technology purchases.

Good Fund issues personal loans to qualified applicants based on an application process which includes assessment of the applicant's character and ability to repay. The loan amounts carry a fixed interest rate on the declining principal balance. Loans receivable are stated at the unpaid principal, net of a loan loss reserve.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans Receivable (continued)

Management reviews outstanding balances and provides for probable uncollectible amounts through a loan loss reserve. Loans are evaluated collectively based on type and a historical loss percentage is applied to each type of loan. The loan loss reserve is increased for loan losses charged to expense and decreased by charge-offs (net of recoveries). All loans 120 days past due are considered in default and management follows best practices for an equitable collection process. After 180 days in default, the loans are removed from the books. For the year ended December 31, 2022, management recorded $562,089 of loan losses to expense.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation, or, if donated, at fair value on the date of the contribution. Property and equipment with a cost less than $500 or useful life of less than one year are expensed as incurred. Depreciation of property and equipment is computed on a straight-line basis over the estimated useful lives of the assets which are as follows:

	Years
Building	40
Software	3
Furniture and equipment	3 - 10

Expenditures for major renewals and improvements are capitalized while expenditures for maintenance are expensed as incurred.

Impairment of Long-Lived Assets

The Organization accounts for the valuation of long-lived assets in accordance with the FASB ASC Topic *Property, Plant and Equipment.* This Topic requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell. At December 31, 2022, management has determined that no long-lived assets are impaired.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Revenue Recognition

Program Revenue

The Organization follows ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606"). Under Topic 606, revenue is measured based on the consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Under Topic 606, the Organization recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The majority of the Organization's services represent a bundle of services that are not capable of being distinct and as such, are treated as a single performance obligation that is satisfied as the services are rendered. The Organization determines the transaction price based on contractually agreed upon rates, adjusted for any variable consideration, if any.

Program services are offered by the Organization throughout the course of the year. Revenues from these services are recognized over time as services are rendered. The viability of program service revenue is dependent on the strength of the economy and the Organization's ability to collect on its contracts.

Contributions and Grants

Contributions of cash and other assets are presented as restricted support if they are received with donor stipulations that limit the use of the donated assets. When a donor restriction expires, that is, when a stipulated time restriction ends or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the statement of activities as net assets released from donor restrictions. Contributions received with donor-imposed restrictions that are met in the same year as received are reported as revenues without donor restrictions. Contributions of assets other than cash are reported at their estimated fair value.

Contributions, including unconditional promises to give, are recognized as revenues in the period the promise is received. Conditional promises to give are not recognized until they become unconditional, that is, at the time when the conditions on which they depend are substantially met.

Contributions to be received after one year are discounted at an appropriate discount rate commensurate with the risk involved. Amortization of the discount is recorded as additional contribution revenue in accordance with donor-imposed restrictions, if any, on the contributions. An allowance for uncollectible contributions receivable is provided based upon management's judgment of potential defaults.

Interest Income

The Organization charges interest on loans receivable with fixed interest rates ranging from 0% to 24%. Interest is calculated and recognized on the declining principal balance of outstanding loans.

Deferred revenue consists of loan interest that has been paid in advance on energy efficiency loans. These loans have multi-year terms with the interest subsidized by the local utility company and paid in advance as the loans are closed. The Organization recognizes loan interest paid in advance over the term of the related loans.

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NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Functional Expenses

The costs of providing various programs and other activities have been summarized on a functional basis in the accompanying financial statements. The statement of functional expenses presents the natural classification detail of expenses by function. Accordingly, certain costs have been allocated among the programs and supporting services benefited on a reasonable basis that is consistently applied. The expenses that are allocated include employee compensation and related, software and technology, advertising, professional fees, repairs and maintenance, office, professional development, and travel and meals, which are allocated on the basis of estimates of time and effort. Insurance and depreciation are allocated on a square footage basis.

Advertising

The Organization expenses advertising costs when incurred. Advertising expense was $223,470 for the year ended December 31, 2022.

Income Taxes

The Organization is exempt from federal and state income taxes under Section 501(c)(3) of the IRC and accordingly, no provision for income taxes has been recorded in the accompanying financial statements. The Organization is subject to federal and state income taxes on unrelated business income. The Organization files informational tax returns as required by the IRC.

The Organization accounts for uncertain tax positions in accordance with FASB ASC Topic *Income Taxes*. This Topic prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The Topic also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2022, management believes that the Organization has no material uncertain tax positions.

Recently Issued but not yet Effective Accounting Pronouncement

Credit Losses

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those annual reporting periods. The Organization is currently evaluating the impact of the new standard on its financial statements and related disclosures.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Subsequent Events

The Organization has evaluated all events subsequent to the financial statement date of December 31, 2022, through the date of which the financial statements were available to be issued, March 29, 2023, and has determined that there are no subsequent events that require disclosure under FASB ASC Topic *Subsequent Events*, other than discussed in Note 11.

NOTE 3. **AVAILABILITY AND LIQUIDITY**

The following represents Good Fund's financial assets as of December 31, 2022 that are available within one year:

Cash and cash equivalents	$ 4,517,815
Accounts receivable	137,754
Contributions and grants receivable	154,424
Interest receivable	41,620
Loans receivable, current portion, net	2,613,464
Total financial assets available	7,465,077
Less financial assets with donor restrictions	(447,657)
Financial assets available to meet cash needs for general expenditures within one year	$ 7,017,420

As part of its liquidity plan, management's goal is generally to maintain financial assets to meet three months of operating expenses.

NOTE 4. **LOANS RECEIVABLE**

At December 31, loans receivable balances are comprised of the following:

DoubleGreen - Solar	$ 3,230,729
DoubleGreen	5,721,709
Immigration	1,620,132
Impact	1,911,332
Loans Receivable	$ 12,483,902

Loans receivable comprised the following as of December 31, 2022:

Loans receivable, beginning balance	$ 7,440,101
New loans	8,693,429
Principal payments	(3,126,629)
Write-offs against loan loss reserve	(522,999)
Principal outstanding	12,483,902
Less: loan loss reserve	(634,907)
Principal outstanding, net	$ 11,848,995

NOTE 4.   LOANS RECEIVABLE (CONTINUED)

The expected collection period for loans receivable at December 31, 2022 are as follows:

Less than one year	$ 3,248,371
One to ten years	9,235,531
Loans receivable	$ 12,483,902

At December 31, 2022, 624 loans with outstanding principal balances of $829,633 were greater than 90 days past due. The Organization has received grant funding for loan loss reserves for certain past due loans (see Note 2).

NOTE 5.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2022:

Land	$ 123,700
Building	364,396
Software	40,250
Furniture and equipment	98,567
	626,913
Less accumulated depreciation	(104,861)
Property and equipment, net	$ 522,052

NOTE 6.   LOANS PAYABLE

Good Fund solicits loans from individuals and organizations to support operations and programs offered by the Organization to the general public. The interest rates generally vary from 2% to 5%, and have varying maturity dates ranging from one to fifteen years. Loans payable at December 31, 2022 were $11,936,067 and interest payable was $144,239.

Maturities of notes payable as of December 31, 2022 are as follows:

Year	Amount
2023	$ 3,193,988
2024	2,324,909
2025	1,109,917
2026	1,208,083
2027	1,350,000
Thereafter	2,749,170
	$ 11,936,067

Included in loans payable are agreements with four related parties, which have representation on the Organization's board of directors, management or management's family, in the aggregate principal amount of $201,009. The terms of the notes, including interest rates, are comparable to those entered into with non-related parties (Note 9).

NOTE 6. **LOANS PAYABLE (CONTINUED)**

At December 31, 2022, included in loans payable are Equity Equivalent Investments ("EQ2") in the amount of $2,506,112. EQ2 is a capital product for community development financial institutions ("CDFI"). The EQ2 is defined by the following six attributes:

1. The equity equivalent is carried as an investment on the investor's balance sheet in accordance with U.S. GAAP.

2. It is a general obligation of the CDFI that is not secured by any of the CDFI's assets.

3. It is fully subordinated to the right of repayment of all of the CDFI's other creditors.

4. It does not give the investor the right to accelerate repayment unless the CDFI ceases its normal operations (i.e. changes its line of business).

5. It carries an interest rate that is not tied to any income received by the CDFI.

6. It has a rolling term and therefore, an indeterminate maturity.

NOTE 7. **NET ASSETS WITH DONOR RESTRICTIONS**

Net assets with donor restrictions that are temporary in nature consisted of the following as of December 31, 2022:

Time restricted	$	140,000
Purpose restrictions:		
Financial coaching		136,000
Incentives		70,948
Loan loss reserve		24,043
Other		76,666
Total net assets with donor restrictions	$	447,657

Net assets were released from donor restrictions by incurring expenses satisfying the restricted purpose or by occurrence of the passage of time or other events specified by the donors as follows for the year ended December 31, 2022:

Location specific loans	$	753,129
Loan loss reserve		384,336
Financial coaching		93,126
Marketing		150,000
Technology		148,800
Personnel		238,920
Other		232,066
Total net assets released from donor restrictions	$	2,000,377

NOTE 8.   PENSION PLAN

The Organization maintains a retirement plan under Section 401(k) of the IRC for the benefit of eligible employees. Employees who are at least age 21 and have 3 months of service are eligible to participate in this plan. Good Fund matches 100% of employee contributions up to 3% which amounted to $46,546 for the year ended December 31, 2022.

NOTE 9.   RELATED PARTY TRANSACTIONS

Good Fund and Social Capital Fund ("SCF"), a non-profit entity, related through common board of director membership, share services as part of normal business operations. During the year ended December 31, 2022, SCF provided $560,200 of services to Good Fund, which are recorded as loan serving on the accompanying statement of functional expenses, and Good Fund provided services to SCF totaling $268,400, which are recorded as shared services revenue in the accompanying statement of activities and changes in net assets.

During 2022 SCF provided Good Fund grants in the amount of $2,300,000, which are included in contributions and grants in the accompanying statement of activities and changes in net assets.

In addition, the Organization has loans from related parties totaling $201,009 (Note 6).

NOTE 10.   PAYCHECK PROTECTION PROGRAM LOANS

In April 2020, the Good Fund received loan proceeds of $315,865 under the Paycheck Protection Program ("PPP"). The PPP, which was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest and utilities, and maintains its payroll levels, as defined by the PPP. At least 60% of the loan proceeds must be spent on payroll costs, as defined by the PPP for the loan to be eligible for forgiveness.

In March 2021, Good Fund received loan proceeds of $416,536 under the Paycheck Protection Program Second Draw Loans ("PPP SD"). The second round of PPP funding was established as part of the Consolidated Appropriations Act and also provides loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. Similar to PPP, the PPP SD and any accrued interest, or a portion thereof, may be forgiven after twenty-four weeks so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest and utilities, and maintains its payroll levels. The PPP SD also requires that not more than 40% of the amount forgiven can be attributable to nonpayroll costs.

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NOTE 10.   PAYCHECK PROTECTION PROGRAM LOANS (CONTINUED)

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities. Absent of authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allow for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, Good Fund has determined it most appropriate to account for the PPP loan proceeds under the debt model. Under the debt model, Good Fund recognizes the proceeds received as debt, recognizes periodic interest expense in the period in which the interest accrues at the stated interest rate and defers recognition of any potential forgiveness of the loan principal or interest until the period in which Good Fund has been legally released from its obligation by the lender. Good Fund deemed the debt model to be the most appropriate accounting policy for this arrangement as the underlying PPP loan is a legal form of debt and there are significant contingencies outside of the control of Good Fund, mainly related to the third-party approval process for forgiveness. The PPP SD follows the same accounting policies as the first draw PPP loan.

Good Fund applied for PPP and PPP SD loan forgiveness and received approval from the Small Business Administration ("SBA") in March 2021 and December 2021, respectively. For the year ended December 31, 2021, $732,401 was recorded on the statement of activities and changes in net assets (deficit) as "Forgiveness of Paycheck Protection Program loans" related to the forgiveness of PPP and PPP SD.

If it is determined that Good Fund was not eligible to receive the PPP or PPP SD, or that Good Fund has not adequately complied with the rules, regulations and procedures applicable to the SBA's loan program, Good Fund could be subject to penalties and could be required to repay the amounts previously forgiven.

NOTE 11.   UNCERTAINTIES, CONTINGENCIES AND RISKS

Economic Uncertainty

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy, which may include limits on access to short-term liquidity in the near term or other adverse effects. As disclosed in Note 2, the Organization maintains cash amounts in excess of federally insured limits and has certain concentrations in credit risk that expose the Organization to risk of loss if the counterparty is unable to perform as a result of future disruptions in the U.S. banking system or economy. Given the uncertainty of the situation, the related financial impacts cannot be reasonably estimated at this time.

Appendix 4 – Material Information























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Capital Good Fund

We are a nonprofit, U.S. Treasury-certified Community Development Financial Institution focused on providing inclusive financial services.

Operating in multiple states, we offer financial coaching and affordable loans to help underserved communities improve their financial health and energy efficiency, aiming to create pathways out of poverty and advance a green economy.

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Team members

'osner	Aisha Bussey	Jim Mazjanis	Maggie Sandoval
r & CEO	Chief Business Officer	Chief Financial Officer	SVP

The investment offering profile is based entirely upon the Issuer's representations. Prior results do not guarantee future success. Images and videos are provided by the

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ABOUT FINANCIAL Discussion

Funding closes on February 23, 2025

0% - $0 of goal committed

6.5 %
Annual interest

5 years
Term

$500 k
Goal

0
Investors

Financial Details

6.5% fixed interest, 5-year-term unsecured loan. Interest-only quarterly payments with a balloon payment at the end of year 5. Pre-payment is expected.

Capital Good Fund offers loans through a utility-sponsored and funded initiative that offers an interest rate buydown to participating lenders, so that they can offer homeowners interest-free financing from pre-approved measures.

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ABOUT   FINANCIAL   Discussion

🕐 Available for 92 more days

Heat Pumps for New England


Goal

Over the past 13 years, we have successfully originated 1,341 loans totaling $18.64 million, achieving a 99.51% repayment rate.

Today, we are raising funds to provide intere...



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Goal

Over the past 13 years, we have successfully originated 1,341 loans totaling $18.64 million, achieving a 99.51% repayment rate.

Today, we are raising funds to provide interest-free financing for energy-efficiency upgrades to low—and moderate-income households in underserved communities, promoting financial inclusion and environmental sustainability.

This funding will support the installation of heat pumps, insulation, ductwork, and other energy-efficient upgrades.



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📍 Rhode Island

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📍 Rhode Island

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 ### Capital Good Fund

We are a nonprofit, U.S. Treasury-certified Community Development Financial Institutio...

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Team members


Andy Posner
Founder & CEO


Aisha Bussey
Chief Business Officer


Jim Mazjanis
Chief Financial Officer


Ma...
San...
SV...

The investment offering profile is based entirely upon the...

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15:31

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OPEN

ABOUT FINANCIAL Discussion

Available for 92 more days

Heat Pumps for New England

Goal

Over the past 13 years, we have successfully originated 1,341 loans totaling $18.64 million, achieving a 99.51% repayment rate.

Today, we are raising funds to provide intere...

Invest now

15:31

< Back

ABOUT FINANCIAL Discussion

Available for 92 more days

Heat Pumps for New England

Goal

Over the past 13 years, we have successfully originated 1,341 loans totaling $18.64 million, achieving a 99.51% repayment rate.

Today, we are raising funds to provide intere...

Invest now

15:31

< Back

ABOUT FINANCIAL Discussion

Available for 92 more days

Heat Pumps for New England

Goal

Over the past 13 years, we have successfully originated 1,341 loans totaling $18.64 million, achieving a 99.51% repayment rate.

Today, we are raising funds to provide intere...

Invest now





























15:30
Back
ABOUT
FINANCIAL
Discussion
Available for 92 more days
Heat Pumps for New England
Goal
Over the past 13 years, we have successfully originated 1,341 loans totaling $18.64 million, achieving a 99.51% repayment rate.
Today, we are raising funds to provide intere...
Invest now

15:30
EXPLORE PROJECTS
How does this work?
Available for 92 more days
Heat Pumps for New England
Rhode Island
$500 k
6.5 %
Annual interest
5 years
Term
$0
Funded
0
Investors
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15:31
Back
ABOUT
FINANCIAL
Discussion
Available for 92 more days
Heat Pumps for New England
Goal
Over the past 13 years, we have successfully originated 1,341 loans totaling $18.64 million, achieving a 99.51% repayment rate.
Today, we are raising funds to provide intere...
Invest now

Doc ID: d1e9a86e29910b691abd70f36a1dac6c2f4628d3



ABOUT   FINANCIAL   Discussion

🕐 Available for 92 more days

Heat Pumps for New England

Goal

Over the past 13 years, we have successfully originated 1,341 loans totaling $18.64 million, achieving a 99.51% repayment rate.

Today, we are raising funds to provide intere...



Invest now

Doc ID: d1e9a86e29910b691abd70f36a1dac6c2f4628d3